Exhibit 16

November 19, 1999

Securities and Exchange Commission
Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for Fleet Financial Group, Inc., now known as Fleet Boston Corporation, and, under the date of March 26, 1999, we reported on the consolidated financial statements of Fleet Financial Group, Inc. and subsidiaries as of and for the year ended December 31, 1998 and 1997. On November 19, 1999, our appointment as principal accountants was terminated. We have read Fleet Boston Corporation's statements included under Item 4 of its 8-K dated November 19, 1999, and we agree with such statements.

Very truly yours,


/s/ KPMG LLP